J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

Jefferies LLC

520 Madison Avenue

New York, New York 10022

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

September 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Effie Simpson, Martin James, Geoff Kruczek and Jay Ingram

Re:	Brilliant Earth Group, Inc.

Registration Statement on Form S-1

Filed August 30, 2021, as amended

File No. 333-259164

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Brilliant Earth Group, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on Wednesday, September 22, 2021, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Lathan & Watkins LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

Very truly yours,

J.P. Morgan Securities LLC

By:	/s/ Jacklyn Berkley
Name: Jacklyn Berkley
Title: Executive Director

Credit Suisse Securities (USA) LLC

By:	/s/ Jared Brenner
Name: Jared Brenner
Title: Director

Jefferies LLC

By:	/s/ Cameron Lester
Name: Cameron Lester
Title: Managing Director

Cowen and Company, LLC

By:	/s/ Michael Campbell
Name: Michael Campbell
Title: Managing Director, Equity Capital Markets

[Signature Page to Underwriters Acceleration Request Letter]